February 10, 2015

Ms. Aamira Chaudhry

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Cracker Barrel Old Country Store, Inc.

Form 10-K for Fiscal Year Ended August 1, 2014

Filed on September 25, 2014

File No. 001-25225

Dear Ms. Chaudhry:

This will confirm our telephone conversation of Tuesday, February 10, 2015 concerning the response of Cracker Barrel Old Country Store (“the Company”) to the SEC’s comment letter of the same date. In that conversation, you agreed to extend the due date for the Company’s response from February 25, 2015 to March 6, 2015.

Thank you for agreeing to this request.

Sincerely,

/s/ Lawrence E. Hyatt
Lawrence E. Hyatt Senior Vice President and Chief Financial Officer

P.O. Box 787 | Hartman Drive

Lebanon, TN 37088-0787

Phone 615 444 5533